SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

eTelecare Global Solutions, Inc.
(Name of the Issuer)

eTelecare Global Solutions, Inc.
(Name of Person(s) Filing Statement)

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)
CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$266,816,151	$10,486

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share (“Common Shares”), and American Depository Shares, each representing one Common Share (“ADSs” and together with the Common Shares, the “Shares”) of eTelecare Global Solutions, Inc., a company organized under the laws of the Philippines (the “Company”) at a purchase price of $9.00 per share (the “Offer Price”). As of September 30, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $10,486	Filing Party: EGS Acquisition Co LLC
Form or Registration No.: Schedule TO	Date Filed: November 10, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDMENT NO. 1 TO
SCHEDULE 13E-3

This Amendment No. 1 to Schedule 13E-3 (the “Amendment No. 1”) is filed on behalf of eTelecare Global Solutions, Inc., a Philippine corporation (the “Company”) to amend and supplement Items 10, 13 and 16 of the Schedule 13E-3 filed by the Company on November 10, 2008.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO filed by the Purchaser on November 10, 2008 and Amendment No. 1 thereto filed on November 25, 2008 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO, as amended, including all annexes thereto, is incorporated herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained therein.

Capitalized terms used herein and not defined have the meaning ascribed to them in the Schedule 13E-3 filed by the Company on November 10, 2008.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of funds.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET” and “THE OFFER-11. Source and Amount of Funds” is incorporated by reference.

(b)	Conditions.

None

(c)	Expenses.

The Acquisition Agreement provides that all costs and expenses incurred in connection with the Offer shall be paid by the party incurring such expense, except that each of the Company and the Purchaser shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the documentation relating to the Offer; provided that, any fees, costs and expenses for preparation and filing of Form 19-1 with the Philippine SEC will be borne solely by the Purchaser.

The following table presents the estimated fees and expenses incurred by the Company in connection with the offer:

Financial Advisor	4,350,000
Legal Fees	2,500,000
Printing and Others	50,000

Total	6,900,000

(d)	Borrowed funds.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET” and “THE OFFER — Section 13. Acquisition Agreement; Other Transaction Documents-Potential Debt Obligation” is incorporated by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial information.

The information set forth in the Offer to Purchase under the captions “THE OFFER — Section 9. Certain Information Concerning the Company” is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2006 and December 31, 2007 are incorporated herein by reference to the consolidated financial statements of the Company included in the Company’s Annual Report on

Form 10-K for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “United States SEC”) on March 14, 2008. The unaudited financial statements of the Company as of and for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, are incorporated herein by reference to the consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q for the quarters then ended and filed with the United States SEC on May 14, 2008, August 13, 2008 and November 13, 2008, respectively.

(b)	Pro forma.

The pro forma financial statements of the Company are not material to the Offer.

ITEM 16.	EXHIBITS.

Exhibit
Number	Description

(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated November 10, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(a)(1)(B)	Offer to Purchase, dated November 10, 2008.**+ˆ
(a)(1)(C)	Form of Application to Sell Common Shares.*+ˆ
(a)(1)(D)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*+ˆ
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+ˆ
(a)(1)(F)	Form of Letter to Clients Regarding Holders of American Depositary Shares.*+ˆ
(a)(1)(G)	Form of Letter to Holders of Common Shares, dated November 10, 2008.*+ˆ
(a)(1)(H)	Form of Newspaper Advertisement to be published in The Wall Street Journal on November 10, 2008.*
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 10, 2008, November 11, 2008 and November 12, 2008.*
(a)(1)(J)	Press Release, dated November 10, 2008.*
(a)(1)(K)	Joint Press Release, dated September 19, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 19, 2008).
(a)(1)(L)	Press Release, dated September 22, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 22, 2008).
(a)(1)(M)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008 (incorporated by reference to the Schedule TO-C filed by the Purchaser on November 7, 2008).
(a)(1)(N)	Philippine SEC Form 19-1 (with Exhibits).*ˆ
(a)(1)(O)	Amendment to Solicitation/Recommendation Statement on Schedule 14D-9, dated November 25, 2008 (incorporated by reference to Amendment No. 1 to Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 25, 2008).
(c)(1)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008 (incorporated by reference to Exhibit (c) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(c)(2)	Financial Presentation of Morgan Stanley & Co. to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008 (incorporated by reference to Exhibit (c)(2) to Schedule 13E-3 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(1)	Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).

Exhibit
Number	Description

(e)(2)	First Amendment to Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated November 9, 2008 (incorporated by reference to Exhibit (e)(2) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).
(e)(4)	Tender and Support Agreement between EGS Acquisition Co LLC and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.03 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(5)	Standstill Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.06 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(6)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated June 11, 2008 (incorporated by reference to Exhibit (e)(6) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(7)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and Providence Equity Asia Limited, dated June 11, 2008 (incorporated by reference to Exhibit (e)(7) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(8)	Limited Guarantee by Providence Equity Partners VI International L.P., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit I attached to the Schedule 13D filed by EGS Acquisition Co LLC on September 29, 2008).
(e)(9)	Limited Guarantee by Newbridge International Investment Ltd., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit 7.05 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).

*	Incorporated by reference to the Schedule TO filed by the Purchaser on November 10, 2008.

**	Incorporated by reference to the Schedule TO filed by the Purchaser on November 10, 2008 as amended by Amendment No. 1 thereto filed on November 25, 2008.

+	Included in materials mailed to United States stockholders of eTelecare Global Solutions, Inc.

ˆ	Included in material mailed to non-United States stockholders of eTelecare Global Solutions, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

eTelecare Global Solutions, Inc.

By:	/s/ Dave M. Gomez
Name:     Dave M. Gomez

Title:	Chief Legal Officer

Dated: December 3, 2008

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